UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2013

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐             Form 40-F  ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1.	FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements do not include all information and footnotes required for a complete set of annual financial statements, as prescribed by International Financial Reporting Standards as issued by the IASB (IFRS). However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2012, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Auction revenues (note 4)	$128,322	$127,213	$230,380	$228,489
Direct expenses (note 5)	15,551	15,490	24,912	25,624

	112,771	111,723	205,468	202,865
Selling, general and administrative expenses (note 5)	71,136	67,606	142,225	130,875

Earnings from operations	41,635	44,117	63,243	71,990
Other income (expense):
Foreign exchange gain (loss)	(48)	(172)	47	(174)
Gain (loss) on disposition of property, plant and equipment	130	(1,775)	119	(1,725)
Other	843	528	829	1,246

	925	(1,419)	995	(653)
Finance income (costs):
Finance income	785	684	1,332	1,243
Finance costs	(2,097)	(1,722)	(3,861)	(3,098)

	(1,312)	(1,038)	(2,529)	(1,855)

Earnings before income taxes	41,248	41,660	61,709	69,482
Income tax expense (recovery) (note 6):
Current	9,428	11,095	14,487	19,913
Deferred	1,792	(738)	3,148	297

	11,220	10,357	17,635	20,210

Net earnings	$30,028	$31,303	$44,074	$49,272

Net earnings per share (note 7):
Basic	$0.28	$0.29	$0.41	$0.46
Diluted	$0.28	$0.29	$0.41	$0.46

Weighted average number of shares outstanding:
Basic	106,713,312	106,422,964	106,677,387	106,411,229
Diluted	107,002,439	106,852,613	107,008,851	106,926,045

See accompanying notes to condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 1, 2013.

/s/ Robert G Elton	/s/ Peter J Blake
Robert G. Elton	Peter J. Blake
Director	Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Net earnings	$30,028	$31,303	$44,074	$49,272
Other comprehensive loss:
Item that may be reclassified subsequently to net earnings:
Foreign currency translation adjustment	(10,216)	(8,789)	(17,873)	(4,027)

Total comprehensive income	$19,812	$22,514	$26,201	$45,245

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Balance Sheets

(Expressed in thousands of United States dollars)

(Unaudited)

	June 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$272,745	$178,051
Trade and other receivables	179,801	76,066
Inventory (note 8)	49,550	60,947
Advances against auction contracts	10,557	6,816
Prepaid expenses and deposits	9,389	14,881
Assets held for sale	—	958
Current portion of loan receivable	4,869	118
Income taxes receivable	8,673	7,764

	535,584	345,601
Property, plant and equipment (note 10)	633,969	655,677
Investment property (note 9)	6,608	6,902
Loan receivable	—	4,797
Other non-current assets	8,441	8,410
Intangible assets (note 11)	32,164	25,570
Goodwill (note 12)	83,518	84,247
Deferred tax assets	1,248	1,294

	$1,301,532	$1,132,498

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$266,517	$87,139
Trade and other payables	104,596	117,766
Income taxes payable	643	5,163
Current borrowings (note 13)	90,028	39,480

	461,784	249,548
Non-current borrowings (note 13)	148,355	200,746
Other non-current liabilities	6,109	5,193
Deferred tax liabilities	23,722	20,480

	639,970	475,967

Shareholders’ equity:
Share capital (note 14)	122,165	118,694
Additional paid-in capital	28,572	27,080
Retained earnings	528,163	510,222
Foreign currency translation reserve	(17,338)	535

	661,562	656,531

	$1,301,532	$1,132,498

Contingencies (note 16)

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of United States dollars, except share amounts)

(Unaudited)

					Foreign	Total
	Share Capital		Additional		Currency	Share-
	Number of Shares	Amount	Paid-In Capital	Retained Earnings	Translation Reserve	holders’ Equity
Balance, December 31, 2011	106,386,339	$115,961	$22,777	$480,718	$(1,550)	$617,906

Comprehensive income
Net earnings	—	—	—	49,272	—	49,272
Foreign currency translation adjustment	—	—	—	—	(4,027)	(4,027)

	—	—	—	49,272	(4,027)	45,245
Exercise of stock options	36,588	638	(121)	—	—	517
Share-based compensation tax adjustment	—	—	78	—	—	78
Share-based compensation expense (note 15)	—	—	2,023	—	—	2,023
Cash dividends paid	—	—	—	(23,942)	—	(23,942)

Balance, June 30, 2012	106,422,927	$116,599	$24,757	$506,048	$(5,577)	$641,827

Comprehensive income (loss)
Net earnings	—	—	—	30,274	—	30,274
Foreign currency translation adjustment	—	—	—	—	6,112	6,112

	—	—	—	30,274	6,112	36,386
Exercise of stock options	173,884	2,095	(392)		—	1,703
Share-based compensation tax adjustment	—	—	435	—	—	435
Share-based compensation expense (note 15)	—	—	2,280	—	—	2,280
Cash dividends paid	—	—	—	(26,100)	—	(26,100)

Balance, December 31, 2012	106,596,811	$118,694	$27,080	$510,222	$535	$656,531

Comprehensive income (loss)
Net earnings	—	—	—	44,074	—	44,074
Foreign currency translation adjustment	—	—	—	—	(17,873)	(17,873)

	—	—	—	44,074	(17,873)	26,201
Exercise of stock options	190,722	3,471	(675)	—	—	2,796
Share-based compensation tax adjustment	—	—	(205)	—	—	(205)
Share-based compensation expense (note 15)	—	—	2,372	—	—	2,372
Cash dividends paid	—	—	—	(26,133)	—	(26,133)

Balance, June 30, 2013	106,787,533	$122,165	$28,572	$528,163	$(17,338)	$661,562

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Cash generated by (used in):
Operating activities:
Net earnings	$30,028	$31,303	$44,074	$49,272
Items before changes in non-cash working capital:
Depreciation	9,819	9,821	19,258	19,486
Amortization	900	252	1,781	252
Share-based compensation expense	1,263	1,066	2,372	2,023
Deferred income tax expense	1,792	(738)	3,148	297
Foreign exchange loss	48	172	(47)	174
Loss (gain) on disposition of property, plant and equipment	(130)	1,775	(119)	1,725

	13,692	12,348	26,393	23,957
Changes in non-cash working capital:
Trade and other receivables	(34,560)	(57,501)	(109,350)	(148,290)
Inventory	(15,914)	29,001	10,466	(3,380)
Advances against auction contracts	(6,392)	(784)	(3,765)	3,391
Prepaid expenses and deposits	(151)	1,815	5,312	1,690
Income taxes receivable	662	4,501	(909)	10,751
Income taxes payable	7,882	5,626	14,841	8,050
Auction proceeds payable	(8,347)	12,911	186,365	175,819
Trade and other payables	12,294	12,284	(6,857)	2,056
Other	1,690	1,559	3,188	1,221

	(42,836)	9,412	99,291	51,308
Interest paid	(2,112)	(1,883)	(3,974)	(3,863)
Income taxes paid	(8,253)	(8,012)	(19,403)	(13,019)

Net cash generated by operating activities	(9,481)	43,168	146,381	107,655

Investing activities:
Acquisition of subsidiaries	—	(55,617)	—	(55,617)
Property, plant and equipment additions	(9,504)	(10,391)	(17,910)	(34,527)
Intangible asset additions	(3,831)	—	(8,375)	—
Proceeds on disposition of property, plant and equipment	824	3,805	2,065	4,217
Other	(73)	27	(115)	112

Net cash used in investing activities	(12,584)	(62,176)	(24,335)	(85,815)

Financing activities:
Issuance of share capital	1,747	15	2,796	517
Dividends on common shares	(13,068)	(11,973)	(26,133)	(23,942)
Proceeds from short-term borrowings	15,202	16,819	15,203	56,847
Repayment of short-term borrowings	—	(22,000)	(9,000)	(22,338)
Proceeds from long-term borrowings	—	62,919	—	62,919
Other	(252)	—	(205)	(14)

Net cash generated by (used in) financing activities	3,629	45,780	(17,339)	73,989

Effect of changes in foreign currency rates on cash and cash equivalents	(7,686)	(3,164)	(10,013)	(2,016)

Increase in cash and cash equivalents	(26,122)	23,608	94,694	93,813
Cash and cash equivalents, beginning of period	298,867	179,528	178,051	109,323

Cash and cash equivalents, end of period	$272,745	$203,136	$272,745	$203,136

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2013 and 2012

1.	Significant accounting policies:

(a)	Basis of preparation:

These condensed consolidated interim financial statements present the condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of the Company. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for cash flows and the financial instruments valued at fair value through profit and loss that are measured at fair value.

The preparation of these condensed consolidated interim financial statements is based on accounting policies consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2012, except for the adoption of new and amended accounting standards as disclosed in 1(f) below. A selection of the significant accounting policies that are important for interim financial reporting, or for which there has been a change since the annual consolidated financial statements, is set out below. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2012; a full list of the Company's significant accounting policies is included in those financial statements.

(b)	Statement of compliance:

The condensed consolidated interim financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) incorporating Interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and complying with the Canada Business Corporations Act 1997.

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements.

(c)	Basis of consolidation:

(i) Subsidiaries:

The condensed consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for all periods presented and the results of all subsidiaries for the periods then ended. Subsidiaries are all those entities that the Company controls, defined as having power over an investee and having exposure or rights to variable returns from involvement in that investee.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-entity transactions, balances and unrealized gains on transactions between entities within the consolidated company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The Company’s accounting policies are applied consistently throughout the organization.

(ii) Ultimate parent entity

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated Company.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2013 and 2012

1.	Significant accounting policies (continued):

d)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, as well as auction fees. Auction fees are made up of administrative and documentation fees on the sale of certain lots and auction advertising fees.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions are earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned from at risk contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory from customers to be sold at auction.

Guarantee contracts typically include a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (note 16).

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction sale. Revenue from inventory sales is presented net within auction revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other at risk revenue contracts.

Revenue is measured at the fair value of the consideration received or receivable. Revenue is shown net of value-added tax and duties.

The Company recognizes revenue when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

(e)	Share-based payments:

(i) Equity-settled share-based payments:

The Company has a stock-based compensation plan that provides for the award of stock options to selected employees, directors and officers of the Company. The cost of options granted is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model, further details of which are given in note 16. This fair value is expensed over the period until the vesting date with recognition of a corresponding increase to equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in earnings, such that the consolidated expense reflects the revised estimate, with a corresponding adjustment to equity.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2013 and 2012

1.	Significant accounting policies (continued):

(e)	Share-based payments (continued):

(ii) Cash-settled share-based payment:

The Company has share unit compensation plans, which are described in the share-based payment note 15. The cost of cash-settled transactions is measured initially at fair value at the grant date using the volume weighted average price (“VWAP”) of the Company’s common shares for the twenty days prior to grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured at fair value at each reporting date up to and including the settlement date, with changes in fair value recognized through compensation expense.

(f)	New and amended accounting standards:

Effective January 1, 2013, the Company adopted the following new and revised applicable standards, along with consequential amendments:

IFRS 10 Consolidated financial statements and IAS 27 Separate financial statements

IFRS 11 Joint arrangements and IAS 28 Investments in associates and joint ventures

IFRS 12 Disclosure of interest in other entities

IFRS 13 Fair value measurement

IFRS 7 Financial instruments: disclosures – offsetting financial assets and financial liabilities (Amendment)

IAS 1 Presentation of items of other comprehensive income (Amendment)

IAS 32 Tax effects of distributions to holders of equity instruments (Amendment)

These changes were made in accordance with the applicable transitional provisions. The nature and effect of adopting these standards is disclosed in the Company’s Q1 2013 consolidated interim financial statements and have been applied consistently in preparation of these consolidated interim financial statements. Accordingly, please refer to the Company’s Q1 2013 consolidated interim financial statements for a full description of the Company’s adoption of these new and revised standards. There was no significant impact to the comparative period presented herein.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2013 and 2012

1.	Significant accounting policies (continued):

(f)	New and amended accounting standards (continued):

Standards issued and not yet effective

At the date of authorization of these financial statements, the following applicable standards and interpretations were issued but not yet effective:

•

In 2011, the IASB issued Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures to move the effective date of this standard from years beginning on or after January 1, 2013, to a mandatory effective date of January 1, 2015. IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

•

In 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation. Currently, IAS 32 requires that a financial asset and a financial liability shall be offset when an entity currently has a legally enforceable right to set off the recognized amounts. The amendments clarify that rights of set-off must not only be legally enforceable in the normal course of business, but must also be enforceable in the event of default of all of the counterparties to the contract, including the reporting entity. The standard is effective for years beginning on or after January 1, 2014, and is to be applied retrospectively. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

•

The IASB has a number of other projects outstanding that will result in exposure drafts and eventually new standards issued. However, the timing and outcome of these projects are too uncertain to list here.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2013 and 2012

2.	Critical accounting estimates and judgments:

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies and assumptions. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty are the areas where assumptions and estimates have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities. These include depreciation and amortization methods; valuation of cash-generating units (CGUs); valuation of at risk business contracts including inventory held at the period end and commitments under guarantee; valuation and recognition of income taxes; and the calculation of share-based payments. The methods of calculating these estimates are discussed elsewhere in these condensed consolidated interim financial statements and in the Company’s audited annual consolidated financial statements for the year ended December 31, 2012. Actual results may differ from these estimates.

Critical judgments that have a higher degree of judgment and the most significant effect on the Company’s financial reporting, apart from those involving estimates (discussed above), include: determination of operating segments and identification of cash-generating units.

3.	Seasonality of operations:

The Company's operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Late December through mid-February and July through August are traditionally less active periods.

4.	Auction revenues:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Auction commissions	$102,138	$101,927	$184,181	$185,170
Auction fees	26,184	25,286	46,199	43,319

	$128,322	$127,213	$230,380	$228,489

Net profits on inventory sales included in auction commissions are:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Revenue from inventory sales	$138,404	$276,074	$254,343	$465,470
Cost of inventory sold	(127,749)	(265,304)	(231,436)	(438,023)

	$10,655	$10,770	$22,907	$27,447

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2013 and 2012

5.	Expenses by nature:

The Company classifies expenses according to function in the condensed consolidated interim income statements. The following items are listed by function into additional components by nature:

Direct expenses:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Employee compensation expense	$5,473	$5,331	$9,575	$9,235
Travel, advertising and promotion	6,505	6,293	10,183	9,729
Other direct expenses	3,573	3,866	5,154	6,660

	$15,551	$15,490	$24,912	$25,624

Selling, general and administrative expenses:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Employee compensation expense	$39,551	$36,518	$77,916	$71,356
Buildings and facilities	10,420	9,496	20,662	19,064
Travel, advertising and promotion	4,127	4,067	10,339	8,553
Other general and administrative expenses	6,319	7,452	12,269	12,164

	$60,417	$57,533	$121,186	$111,137
Depreciation of property, plant and equipment	9,819	9,821	19,258	19,486
Amortization of intangible assets	900	252	1,781	252

	$71,136	$67,606	$142,225	$130,875

6.	Income taxes:

Income tax expense is calculated based on management’s best estimate of the annual effective income tax rate expected by jurisdiction for the full financial year applied to the pre-tax ordinary income of the interim period. The Company’s consolidated effective tax rate in respect of operations for the six months ended June 30, 2013 was 28.6% (2012: 29.1%).

7.	Net earnings per share:

	Three months ended June 30, 2013			Six months ended June 30, 2013
	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount
Basic net earnings per share	$30,028	106,713,312	$0.28	$44,074	106,677,387	$0.41
Effect of dilutive securities:
Stock options	—	289,127	—	—	331,464	—

Diluted net earnings per share	$30,028	107,002,439	$0.28	$44,074	107,008,851	$0.41

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2013 and 2012

7.	Net earnings per share (continued):

	Three months ended June 30, 2012			Six months ended June 30, 2012
	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount
Basic net earnings per share	$31,303	106,422,964	$0.29	$49,272	106,411,229	$0.46
Effect of dilutive securities:
Stock options	—	429,649	—	—	514,816	—

Diluted net earnings per share	$31,303	106,852,613	$0.29	$49,272	106,926,045	$0.46

For the six months ended June 30, 2013, stock options to purchase 2,933,824 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2012: 1,554,659).

8.	Inventory:

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. As at June 30, 2013 no writedown was recorded (December 31, 2012: $160,000).

Of inventory held at June 30, 2013, 81% is expected to be sold prior to the end of September 2013, with the remainder to be sold by the end of December 31, 2013 (December 31, 2012: 72% sold prior to the end of March 2013, with the remainder to be sold by the end of December 31, 2013).

9.	Investment property:

Balance, December 31, 2012	$6,902
Foreign exchange movement	(294)

Balance, June 30, 2013	$6,608

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2013 and 2012

10.	Property, plant and equipment:

	Land and improvements	Buildings	Land, buildings and leasehold improvements under development	Yard and automotive equipment	Computer software and equipment	Computer software and equipment under development	Office equipment	Leasehold improvements	Total
Cost:
Balance, December 31, 2011	$339,937	$256,309	$61,878	$56,003	$74,575	$3,384	$20,300	$15,179	$827,565
Acquisitions from business combination	—	—	—	—	187	26	113	1	327
Additions ~	100	347	37,050	10,147	225	9,837	718	283	58,707
Disposals	(3,293)	(3,592)	(28)	(6,694)	(3,304)	—	(331)	(90)	(17,332)
Transfers from property under development to completed assets	26,707	24,404	(56,036)	2,203	6,192	(5,975)	1,839	666	—
Reclassified as held for sale	(1,518)	(3,105)	—	—	—	—	—	—	(4,623)
Foreign exchange movement	(302)	1,681	252	723	1,987	160	263	141	4,905

Balance, December 31, 2012	$361,631	$276,044	$43,116	$62,382	$79,862	$7,432	$22,902	$16,180	$869,549
Additions ~	15	57	9,348	6,240	1,196	—	288	766	17,910
Disposals	(729)	(155)	(192)	(2,932)	(23)	—	(245)	—	(4,276)
Transfers from property under development to completed assets	21,706	6,433	(29,850)	579	4,305	(4,305)	949	183	—
Foreign exchange movement	(10,634)	(7,100)	(1,097)	(1,725)	(4,458)	(146)	(727)	(70)	(25,957)

Balalance, June 30, 2013	$371,989	$275,279	$21,325	$64,544	$80,882	$2,981	$23,167	$17,059	$857,226

~	During the six months ended June 30, 2013, the cost of additions was adjusted by $1,068,000 in relation to tax credits (year ended December 31, 2012: $1,095,000).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2013 and 2012

10.	Property, plant and equipment (continued):

	Land and improvements	Buildings	Land, buildings and leasehold improvements under development	Yard and automotive equipment	Computer software and equipment	Computer software and equipment under development	Office equipment	Leasehold improvements	Total
Accumulated depreciation:
Balance, December 31, 2011	$(31,530)	$(57,363)	$—	$(29,331)	$(49,477)	$—	$(10,959)	$(4,572)	$(183,232)
Depreciation for the year	(7,136)	(9,703)	—	(8,212)	(10,218)	—	(2,241)	(1,667)	(39,177)
Disposals	366	1,748	—	4,476	3,303	—	274	57	10,224
Reclassified as held for sale	150	1,346	—	—	—	—	—	—	1,496
Foreign exchange movement	(621)	(694)	—	(458)	(1,332)	—	(64)	(14)	(3,183)

Balance, December 31, 2012	$(38,771)	$(64,666)	$—	$(33,525)	$(57,724)	$—	$(12,990)	$(6,196)	$(213,872)
Depreciation for the year	(3,754)	(4,887)	—	(4,018)	(4,649)	—	(1,046)	(904)	(19,258)
Disposals	718	153	—	1,941	13	—	190	—	3,015
Foreign exchange movement	621	1,669	—	911	3,281	—	344	32	6,858

Balalance, June 30, 2013	$(41,186)	$(67,731)	$—	$(34,691)	$(59,079)	$—	$(13,502)	$(7,068)	$(223,257)

Net carrying amount:
As at December 31, 2012	$322,860	$211,378	$43,116	$28,857	$22,138	$7,432	$9,912	$9,984	$655,677

As at June 30, 2013	$330,803	$207,548	$21,325	$29,853	$21,803	$2,981	$9,665	$9,991	$633,969

During the six months ended June 30, 2013, interest of $771,000 (2012: $902,000) was capitalized to the cost of assets under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 5.52% (2012: 4.47%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2013 and 2012

11.	Intangible assets:

	Trade names and trademarks	Customer relationships	Software	Software under development	Total
Cost:
Balance, December 31, 2012	$800	$19,597	$3,572	$3,562	$27,531
Transfers from software under development to completed assets	—	—	1,342	(1,342)	—
Additions	—	—	688	7,687	8,375

Balance, June 30, 2013	$800	$19,597	$5,602	$9,907	$35,906

	Trade names and trademarks	Customer relationships	Software	Software under development	Total
Accumulated amortization:
Balance, December 31, 2012	$—	$(1,258)	$(703)	$—	$(1,961)
Amortization for the period	—	(1,007)	(774)	—	(1,781)

Balance, June 30, 2013	$—	$(2,265)	$(1,477)	$—	$(3,742)

Net carrying amount:
As at December 31, 2012	$800	$18,339	$2,869	$3,562	$25,570

As at June 30, 2013	$800	$17,332	$4,125	$9,907	$32,164

12.	Goodwill:

Balance, December 31, 2012	$84,247
Foreign exchange movement	(729)

Balance, June 30, 2013	$83,518

Goodwill is subject to annual impairment reviews.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2013 and 2012

13.	Borrowings:

	Carrying value
	June 30, 2013	December 31, 2012
Current Borrowings	$90,028	$39,480

Non-current Borrowings
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 4.225%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	$32,327	$34,248
Term loan, denominated in United States dollars, unsecured bearing interest at 3.59%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	30,000	30,000
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in May 2016.	56,957	60,327
Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers' acceptance rate plus a margin between 0.85% and 1.25%, due in monthly installments of interest only, with the revolving loan available until May 2018.	29,071	31,171
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.65% plus a margin between 0.85% and 1.25%, due in quarterly installments of interest only, with the full amount of the principal due in July 2013.	—	15,000
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 0.48% (2012: 1.16%) plus a margin between 0.85% and 1.25%, due in quarterly installments of interest only, with the full amount of principal due in January 2014.	—	30,000

	$148,355	$200,746

Total Borrowings	$238,383	$240,226

During the three months ended June 30, 2013, the Company completed the renegotiation of its $225 million credit facility for a five-year term ending in May 2018.

The term loan with principal repayment date in July 2013 has been classified as current borrowings as at June 30, 2013, as the Company expects to repay this borrowing within twelve months from the balance sheet date. Similarly, the term loan with principal repayment date in January 2014 has been classified as current borrowings as the Company expects to repay this loan within twelve months from the balance sheet date.

Current borrowings at June 30, 2013 are comprised of drawings in different currencies on the Company’s committed revolving credit facility, and have a weighted average interest rate of 2.47% (December 31, 2012: 3.01%).

As at June 30, 2013, the carrying value of non-current borrowings approximated its fair value.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2013 and 2012

14.	Share capital:

(a)	Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

All issued shares are fully paid. No preferred shares have been issued.

15.	Share-based payments:

(a)	Stock option plan:

Stock option activity for the six months ended June 30, 2013 and the year ended December 31, 2012 is presented below:

	June 30, 2013		December 31, 2012
	Common Shares Under Option	Weighted Average Exercise Price	Common Shares Under Option	Weighted Average Exercise Price
Outstanding, beginning of period	3,540,497	$20.27	3,008,169	$18.97
Granted	884,500	21.34	828,344	22.71
Exercised	(190,722)	14.66	(210,472)	10.56
Forfeited	(45,309)	23.31	(85,544)	22.30

Outstanding, end of period	4,188,966	$20.72	3,540,497	$20.27

Exercisable, end of period	2,803,302	$20.10	2,413,937	$18.94

The options outstanding at June 30, 2013 expire on dates ranging to March 5, 2023. The weighted average share price of options exercised during the six months ended June 30, 2013 was $21.11 (2012: $21.53). The following is a summary of stock options outstanding and exercisable at June 30, 2013:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$8.82 - $10.80	84,800	1.2	10.02	84,800	10.02
$14.23 - $14.70	821,901	5.0	14.54	815,701	14.54
$18.67 - $19.95	392,358	5.0	19.00	298,987	18.70
$21.66 - $23.44	2,054,646	8.6	22.12	861,582	22.49
$24.39 - $25.91	835,261	6.4	25.25	742,232	25.17

	4,188,966	7.0	$20.72	2,803,302	$20.10

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2013 and 2012

15.	Share-based payments (continued):

(b)	Share unit plans:

(i) Restricted Share Unit (“RSU”) Plan and Performance Share Unit (“PSU”) Plan

In connection with a review and redesign of the Company’s long-term incentive plans, the Company has adopted the RSU and PSU plans described below. Effective January 1, 2013, these plans were adopted to replace the Company’s existing long-term term incentive plans for senior management and executives.

Senior management and executive employees of the Company are eligible for RSU grants in respect of financial years commencing after December 31, 2012. Compensation expense for each RSU is equal to the grant-date fair value of the share units awarded and is recognized evenly over the vesting periods of the underlying awards, which range from one to three years.

Executive employees of the Company are eligible for PSU grants in respect of years commencing after December 31, 2012. Compensation expense for each PSU is equal to the grant-date fair value of the share units awarded and is recognized evenly over the three year vesting period of the underlying awards. Compensation expense is adjusted at each reporting date for an estimate of the number of awards expected to vest based on the achievement of specific performance measures.

(ii) Deferred Share Unit (“DSU”) Plan

Effective January 1, 2013, members of the Board, who are not management of the Company, are required to receive a portion of their fees in the form of DSUs until they satisfy an equity ownership requirement. Accordingly, the Company may defer payment of a portion of a director’s fees and, annually award DSUs, which vest on grant date, in the amount of the deferred compensation cost.

(iii) Additional Plan Details

These plans entitle the grant recipient to a cash payment equal to the dividend-adjusted number of share units vested multiplied by the volume-weighted-average-price of the Company’s common shares reported by the New York Stock Exchange for the twenty days prior to vest date or, in the case of DSU recipients, following cessation of service on the Board of Directors.

Upon recognizing share-based compensation expense for the plans above, the Company recognizes a liability in the amount of the future cash-settlement obligation of share units earned. At the end of each reporting period, the Company estimates the number of equity instruments expected to vest, and fair values its share unit cash-settlement obligation. The impacts of these revisions, if any, are recognized in earnings such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the settlement liability.

(c)	Share-based compensation:

During the six months ended June 30, 2013, the Company recognized compensation cost of $2,372,000 (2012: $2,032,000) in selling, general and administrative expenses in respect of grants under its stock option plan.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Six months ended June 30, 2013 and 2012

15. Share-based payments (continued):

(c)	Share-based compensation (continued):

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2013	2012
Risk free interest rate	0.9%	1.1%
Expected dividend yield	2.31%	1.99%
Expected lives of options	5 years	5 years
Expected volatility	35.2%	35.4%

The weighted average grant date fair value of options granted during the six months ended June 30, 2013 was $5.65 per option (2012: $6.26). The compensation expense arising from option grants is amortized over the relevant vesting periods of the underlying options.

The fair value of the 352,458 share units granted during the six months ended June 30, 2013 was $21.98 (2012: $nil). The compensation expense arising from share unit grants is amortized over the relevant vesting periods of the underlying units. At June 30, 2013, the carrying amount of the Company’s share unit liability was adjusted to reflect a reporting date fair value of $20.39 per share unit, through a reduction in selling, general, and administrative expense. The fair value of the share unit grants is calculated on the valuation date using the 20-day volume weighted average share price of the Company’s common shares listed on the New York Stock Exchange.

16.	Contingencies:

(a)	Legal and other claims:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.

(b)	Guarantee contracts:

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At June 30, 2013 there was $33,209,000 of industrial equipment guaranteed under contract, of which 81% is expected to be sold prior to the end of September 2013, with the remainder to be sold prior to the end of October 2013 (December 31, 2012: $5,323,000 of which 100% sold prior to the end of March 2013).

At June 30, 2013 there was $6,177,000 of agricultural equipment guaranteed under contract, of which 93% expected to be sold prior to the end of September 2013, with the remainder to be sold prior to the end of October 2013 (December 31, 2012: $14,995,000 of which 94% sold prior to the end of April 2013, with the remainder to be sold prior to the end of June 2013).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

ITEM 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	impact of market uncertainty on equipment seller behaviour;

•	competition in the used equipment market;

•	anticipated pricing environment for late model equipment;

•	growth of our operations, including replacement of existing auction sites and adding new auction sites;

•	growth potential in established and emerging markets;

•	our internet initiatives and the level of participation in our auctions by internet bidders, and the success of our new online marketplace;

•	growth of used equipment and truck markets;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;

•	our ability to partner with our customers and potential customers;

•

our ability to grow our core auction business, including our ability to increase our market share with traditional customer groups and do more business with new customer groups in new markets, among others;

•	our ability to add new business and information solutions, including, among others, our ability to use technology to enhance our auction services and support additional value added services;

•	our ability to improve sales force productivity, grow our sales force and increase operational efficiency of our sales and operations teams;

•	the effect of changes in Territory Manager recruitment and training and of OEM production on our Gross Auction Proceeds and operating results;

•	our ability to leverage our Ritchie Bros. brand;

•	the relative percentage of Gross Auction Proceeds represented by straight commission, guarantee and inventory contracts, and its impact on auction revenues and profitability;

•	our Auction Revenue Rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of Gross Auction Proceeds and auction revenues;

•	our direct expense and income tax rates and selling, general and administrative expenses;

•	our future capital expenditures;

•	our future plans with regard to our strategic pillars;

•

the proportion of our revenues and operating costs denominated in currencies other than the US dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	the impact of our new initiatives and services on us and our customers; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in our 2012 Annual Report on Form 40-F are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light the factors listed under “Risk Factors” below, under “Risk Factors” in our 2012 Annual Report on Form 40-F and other relevant factors.

About Us

Established in 1958, Ritchie Bros. Auctioneers is the world’s largest industrial auctioneer, specializing in the sale of equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine and other industries. With operations in more than 25 countries, including 44 auction sites worldwide, Ritchie Bros. Auctioneers makes it easy for the world’s builders to buy and sell equipment with confidence.

Ritchie Bros.’ solutions include the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros.’ unreserved auctions are conducted live, with bidding on-site and online at rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne online marketplace can be accessed at EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (rbauctionfinance.com).

None of the information on the aforementioned websites is incorporated by reference into this document by this or any other references.

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three- and six-month periods ended June 30, 2013 compared to the three- and six-month periods ended June 30, 2012. This discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements and notes thereto for the six-month periods ended June 30, 2013 and 2012, and with the disclosures regarding forward-looking statements and risk factors included within this discussion. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012, and our most recent Annual Information Form (“AIF”), on our website at www.rbauction.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. None of the information on SEDAR, EDGAR, or our website is incorporated by reference into this document by this or any other reference. The date of this discussion is as of August 1, 2013.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS. Amounts discussed below are based on our unaudited condensed consolidated interim financial statements and are presented in US dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

Second Quarter Update

Our net earnings and adjusted net earnings for the three months ended June 30, 2013 were $30.0 million, or $0.28 per diluted share. Comparatively, the Company generated net earnings of $31.3 million, or $0.29 per diluted share, and adjusted net earnings of $32.5 million, or $0.30 per diluted share, during the same period in 2012.

While our revenue was flat year over year, our SG&A increased as a result of the incremental increase in overhead costs for EquipmentOne and our larger sales team.

Financial Overview	Three months ended June 30,
(in millions of U.S.$, except EPS)	2013	2012	$ Change	% Change
Auction revenues	$128,322	$127,213	$1,109	1%
Direct expense	15,551	15,490	61	0%
SG&A expenses(1)	71,136	67,606	3,530	5%
Earnings from operations	41,635	44,117	(2,482)	(6%)
Other income (expenses)	925	(1,419)	2,344	165%
Finance costs	(1,312)	(1,038)	(274)	(26%)
Income tax expense	11,220	10,357	863	8%
Net earnings	30,028	31,303	(1,275)	(4%)
Adjusted Net Earnings (2),(3)	30,028	32,500	(2,472)	(8%)
Diluted Adjusted EPS(2)	$0.28	$0.30	$(0.02)	(7%)
Effective tax rate	27.2%	24.9%	n/a	9%
Gross Auction Proceeds (2),(4)	$1,072,942	$1,194,536	$(121,594)	(10%)
Auction Revenue Rate(2),(5)	11.96%	10.65%	n/a	12%
Direct Expense Rate	1.45%	1.30%	n/a	12%
EBITDA Margin(2),(6)	40.8%	42.6%	n/a	(4%)

(1)	Selling, general and administrative expenses (“SG&A”) include depreciation and amortization expense.
(2)	These are non-GAAP measures that do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing Adjusted Net Earnings, diluted Adjusted Net Earnings per Share, Gross Auction Proceeds and EBITDA Margin for different financial periods provides additional useful information about our performance for the relevant financial period.
(3)	We define Adjusted Net Earnings as financial statement net earnings excluding the after-tax effects of excess property sales and other non-recurring items, and we have provided a reconciliation to net earnings below.
(4)	Gross Auction Proceeds represents the total proceeds from all items sold by Ritchie Bros. It is not a measure of our financial performance, liquidity or revenue and is not presented in our annual consolidated income statement. We believe that auction revenues, which is the most directly comparable measure in our Income Statements, and certain other line items, are best understood by considering their relationship to Gross Auction Proceeds.
(5)	Auction Revenue Rate is our auction revenues divided by our Gross Auction Proceeds.
(6)	Earnings before interest, taxes, depreciation and amortization (EBITDA) is calculated using the information disclosed in our condensed consolidated interim financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA is a non-GAAP measure. The EBITDA Margin is EBITDA as a proportion of auction revenues.

Highlights during the second quarter of 2013 included:

•	Our $104 million auction in Edmonton, Alberta, over three days in April 2013, which set records for online bidders, online buyers, and total gross auction proceeds from online bidders.

•	We launched Ritchie Bros. EquipmentOne, our new online marketplace, for commercial use in April 2013.

•	We conducted our first unreserved public auction in Beijing, China, our newest regional auction site, in April 2013.

•	We achieved an Auction Revenue Rate of 11.96% for the quarter

•	We added net 7 Territory Managers to our sales force for net 21 additions, an increase of 8%, year-to-date

Subsequent to quarter-end, we implemented a plan to better align our costs with our current revenue levels. These steps included reorganizing certain administrative departments and teams associated with capital infrastructure, and also rationalizing some operational procedures.

Our Gross Auction Proceeds has not grown over prior year comparative period Gross Auction Proceeds for the past three quarters and we believe this is primarily attributable to two issues:

First, the tenure of our sales force has declined over the past 24 months due to the lag in hiring Territory Managers (“TMs”), negatively impacting our productivity. Our sales force actually declined in 2011 with replacement TMs being hired in the second half of 2012, resulting in a net nil increase in the average number of TMs in 2011 and 2012. This was coupled with a historically high turnover rate for our TMs in 2012. As the tenure and experience of our TMs increases, their productivity will also increase as they build relationships with equipment owners. For the twelve months ended June 30, 2013, we have seen our average number of TMs increase and we believe that this factor, when combined with the increasing tenure of our TMs, will have a positive effect on our Gross Auction Proceeds.

Second, the average age of items sold at our auctions has increased, due to OEM production decreases which has reduced the flow of new equipment into the marketplace. Older, less valuable equipment negatively affects our Gross Auction Proceeds. We believe that the rise in construction and transportation OEM production since 2010 will positively affect the used equipment market and our Gross Auction Proceeds.

EquipmentOne Update

The summary results above and the following discussion includes the results of operations from EquipmentOne and other online marketplaces. The total value of items sold on these platforms in the second quarter of 2013 was $26.8 million, generating $3.7 million of revenue and incurring $4.0 million of operating expenses for a net negative impact to EBITDA of $0.3 million. This compares to a total value of items sold in the second quarter of 2012 of $16.9 million, generating $2.1 million of revenue and incurring $2.1 million of operating expenses for a net nil impact to EBITDA. Our EquipmentOne second quarter results in 2013 improved upon our first quarter results in 2013 in respect to GAP and EBITDA, and it is anticipated that this trend will continue through 2013.

Gross Auction Proceeds

Gross Auction Proceeds were $1.1 billion for the quarter ended June 30, 2013, a decrease of 10% compared to the same period in 2012. We believe this decline is primarily attributable to two issues described above.

Straight commission contracts generated the majority of our Gross Auction Proceeds with the remainder composed of guarantee and outright purchase contracts, which we refer to as our underwritten or ‘at risk’ business. Our ‘at risk’ business represented approximately 27% of our Gross Auction Proceeds in the second quarter of 2013, compared to 36% in the second quarter of 2012.

Auction Revenues & Auction Revenue Rate

Auction revenues for the second quarter of 2013 increased 1% to $128.3 million from $127.2 million in the same period of 2012, due to an increased Auction Revenue Rate, partially offset by lower Gross Auction Proceeds than in the same period of 2012.

Auction revenues include both commissions charged to sellers (auction commissions) and fee income earned from buyers at our auctions. Our Auction Revenue Rate (auction revenues as a percentage of Gross Auction Proceeds) for the second quarter increased to 11.96% from 10.65% for the same period in 2012. This increase in the second quarter Auction Revenue Rate was due primarily to the performance of our ‘at risk’ business. Our strong Auction Revenue Rate is consistent with our strategic focus on managing the performance of our ‘at risk’ business in 2013.

During the second quarter of 2013 we achieved an auction commission rate of 9.52% compared to 8.53% during the same period last year. This increase was due to the performance of our ‘at risk’ business described above. Our fee income earned in the quarter ended June 30, 2013 was 2.44% of Gross Auction Proceeds, consistent with a fees earned in the same period of 2012 of 2.12%. Our fees rate remains relatively consistent but may vary quarter to quarter due to the mix of equipment sold at our auctions. Over the past five years our quarterly auction commission rate has ranged between 8.47% and 10.25%. Our auction commission rate and overall Auction Revenue Rate is presented in the graph below.

(1)	The revised administrative fee that took effect on July 1, 2011 has contributed to an increase in our Auction Revenue Rate of approximately 125 basis points since its introduction.

Approximately 42% of our auction revenues in the three months ended June 30, 2013 were earned from operations in the United States (second quarter of 2012: 40%), 36% were generated from auctions in Canada (second quarter of 2012: 37%), and the remaining 22% were earned from operations in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia and Mexico (second quarter of 2012: 23%).

Direct Expense Rate

Our direct expense rate (direct expenses as a percentage of Gross Auction Proceeds) for the three months ended June 30, 2013 increased to 1.45% compared to 1.30% for the same period in 2012. This increase in quarterly direct expense rate is due to a reduction in the average Gross Auction Proceeds realized per auction as our direct expense rate is not completely variable and thus smaller auctions are not as efficient as larger ones. Additionally, we incurred higher direct expenses relating to offsite industrial auctions during the second quarter of 2013 compared to the same period in 2012. Offsite auctions tend to have higher direct expense rates than auctions held at our permanent and regional auction sites.

Selling, General & Administrative Expenses (SG&A)

Our SG&A expenses increased to $71.1 million in the second quarter of 2013, compared to $67.6 million in the same period of 2012, an increase of $3.5 million or 5%.

	Three months ended June 30,
	2013	2012	$ Change	% Change
Employee compensation expense	$39,551	$36,518	$3,033	8%
Buildings and facilities	10,420	9,496	924	10%
Travel, advertising and promotion	4,127	4,067	60	1%
Other general and administrative expenses	6,319	7,452	(1,133)	(15%)

	$60,417	$57,533	$2,884	5%
Depreciation and amortization	10,719	10,073	646	6%

Selling, general and administrative expenses	$71,136	$67,606	$3,530	5%

SG&A expenses increased primarily as a result of increased employee compensation costs related to sales and sales support personnel and related costs. The number of TMs and Regional Sales Managers increased by net 35 from June 30, 2012 to June 30, 2013, consistent with our strategic focus of continuing to build our sales team. Additionally, incremental employee compensation costs of $1.3 million for EquipmentOne (formerly AssetNation) are reflected for three months in the second quarter of 2013 as compared to six weeks of expenses being reflected in the second quarter of 2012.

Our building and facilities costs increased period over period as a result of increased rents at some of our sites, and facilities costs relating to EquipmentOne.

Other general and administrative expenses decrease in the three months ended June 30, 2013, as a result of $2.1 million of one-time acquisition costs relating to the May 2012 acquisition of AssetNation. Partially offsetting this decrease were incremental EquipmentOne costs of $0.4 million in the second quarter of 2013.

Overall, foreign exchange rates also negatively impacted SG&A in the quarter by $0.5 million.

Effective Tax Rate

Our effective tax rate of 27.2% for the second quarter of 2013 was greater than the rate of 24.9% in the same period in 2012, as the result of an increase in unrecognized income tax assets during the second quarter of 2013.

Net Earnings

Net earnings for the three months ended June 30, 2013 decreased by approximately 4% compared to the same period in 2012, primarily as a result of the decline in our Gross Auction Proceeds, in addition to higher SG&A expenses primarily related to increased sales personnel and an increase in our effective tax rate. These increases were partially offset by our increased Auction Revenue Rate which was attributable to the strong performance of our ‘at risk’ business.

Our adjusted net earnings for the three months ended June 30, 2013 decreased by approximately 8% compared to the same period in 2012. Net earnings reconcile to adjusted net earnings as follows:

	Three months ended June 30,
	2013	2012
Net earnings	$30,028	$31,303
After-tax loss on excess property (1)	—	1,197

Adjusted Net Earnings	$30,028	$32,500

(1)	During the three months ended June 30, 2012, we completed the sale of our former Olympia, Washington permanent auction site.

Year-to-Date Performance

Our net earnings and adjusted net earnings for the first half of 2013 were $44.1 million, or $0.41 per diluted share. Comparatively, the Company generated net earnings of $49.3 million, or $0.46 per diluted share, and adjusted net earnings of $50.5 million, or $0.47 per diluted share, during the same period in 2012.

Financial Overview	Six months ended June 30,
(in millions of U.S.$, except EPS)	2013	2012	$ Change	% Change
Auction revenues	$230,380	$228,489	$1,891	1%
Direct expense	24,912	25,624	(712)	(3%)
SG&A expenses(1)	142,225	130,875	11,350	9%
Earnings from operations	63,243	71,990	(8,747)	(12%)
Other income (expenses)	995	(653)	1,648	252%
Finance costs	(2,529)	(1,855)	(674)	(36%)
Income tax expense	17,635	20,210	(2,575)	(13%)
Net earnings	44,074	49,272	(5,198)	(11%)
Adjusted Net Earnings (2),(3)	44,074	50,469	(6,395)	(13%)
Diluted Adjusted EPS(2)	$0.41	$0.47	$(0.06)	(13%)
Effective tax rate	28.6%	29.1%	n/a	(2%)
Gross Auction Proceeds (2),(4)	$1,918,295	$2,059,042	$(140,747)	(7%)
Auction Revenue Rate(2),(5)	12.01%	11.10%	n/a	8%
Direct Expense Rate	1.30%	1.24%	n/a	5%
EBITDA Margin(2),(6)	36.6%	40.1%	n/a	(9%)

(1)	to (6) Refer to Second Quarter Update above for more information by line item. For a reconciliation of net earnings to adjusted net earnings, please see below.

EquipmentOne Update

The summary results above and the following discussion includes the results of operations from EquipmentOne and other online marketplaces. The total value of items sold on these platforms in the first half of 2013 was $45.5 million, generating $6.7 million of revenue and incurring $8.6 million of operating expenses for a net negative impact to EBITDA of $1.9 million. This compares to a total value of items sold from the date of AssetNation acquisition to June 30, 2012 of $16.9 million, generating $2.1 million of revenue and incurring $2.1 million of operating expenses for a net nil impact to EBITDA.

Gross Auction Proceeds

Gross Auction Proceeds were $1.9 billion for the six months ended June 30, 2013, a decrease of 7% compared to the same period in 2012. As previously discussed, we believe this decline is primarily attributable to two issues: first, the tenure of our sales force has declined over the past 24 months due to the lag in hiring TMs, negatively impacting our productivity; and secondly, the average age of items sold at our auctions has increased due to OEM production decreases which have reduced the flow of new equipment into the marketplace.

Our ‘at risk’ business represented approximately 24% of our Gross Auction Proceeds in the first half of 2013, compared to 33% in the first half of 2012. While the volume of our ‘at risk’ business has decreased in the first half of 2013, we believe that our strong Auction Revenue Rate is consistent with our strategic focus on managing the performance of our ‘at risk’ business in 2013. In addition, as used equipment prices have stabilized our customers have become more confident in entering straight commission contracts.

Auction Revenues & Auction Revenue Rate

Auction revenues for the first half of 2013 increased 1% to $230.4 million compared to $228.5 million for the same period in the prior year, due to the incremental revenue provided by EquipmentOne. Overall, our increased Auction Revenue Rate mostly offset the decline in Gross Auction Proceeds in the first half of 2013 as compared to the first half of 2012.

Our Auction Revenue Rate for the six months ended June 30, 2013, increased to 12.01% from 11.10% for the same period in 2012. This increase in the rate in the first half of 2013 was due primarily to the performance of our ‘at risk’ business. Our strong Auction Revenue Rate is consistent with our strategic focus on managing the performance of our ‘at risk’ business in 2013.

Approximately 49% of our auction revenues in the first six months of 2013 were earned from operations in the United States (first six months of 2012: 50%), 28% were generated from auctions in Canada (first six months of 2012: 27%), and the remaining 23% were earned from operations in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia and Mexico (first six months of 2012: 23%).

Direct Expense Rate

Our direct expense rate for the six months ended June 30, 2013 increased slightly to 1.30% compared to 1.24% for the same period in 2012. This increase is due to not having realized the same efficiencies at our industrial auctions as were realized in the first half of 2012 due to the smaller average size of our industrial auctions in the first half of 2013.

Selling, General & Administrative Expenses (SG&A)

Our SG&A expenses increased to $142.2 million in the first half of 2013, compared to $130.9 million in the same period of 2012, an increase of $11.4 million or 9%.

	Six months ended June 30,
	2013	2012	$ Change	% Change
Employee compensation expense	$77,916	$71,356	$6,560	9%
Buildings and facilities	20,662	19,064	1,598	8%
Travel, advertising and promotion	10,339	8,553	1,786	21%
Other general and administrative expenses	12,269	12,164	105	1%

	$121,186	$111,137	$10,049	9%
Depreciation and amortization	21,039	19,738	1,301	7%

Selling, general and administrative expenses	$142,225	$130,875	$11,350	9%

The primary driver of increased SG&A in the first half of 2013 was incremental costs attributable to EquipmentOne. With six months of EquipmentOne operations presented in SG&A in the first half of 2013 as compared to just six weeks in the same period of 2012, EquipmentOne contributed an incremental $6.5 million in SG&A period-over-period, excluding depreciation and amortization. The Company’s depreciation and amortization increased $1.3 million over the comparative period.

Excluding these expenses, our SG&A in the first half of 2013 increased by $3.6 million, or approximately 3%. Consistent with our analysis previously discussed, this increase was largely driven by increases in sales personnel and their related expenses.

Overall, foreign exchange rates also negatively impacted SG&A by $0.4 million.

Effective Tax Rate

Our effective tax rate of 28.6% for the first half of 2013 was lower than the rate of 29.1% in the same period in 2012, due to a greater proportion of income being earned in jurisdictions with lower tax rates in the first half of 2013.

Net Earnings

Our net earnings for the six months ended June 30, 2013 decreased by approximately 11% compared to the same period in 2012. Although our revenue was consistent period over period, our SG&A expense was higher due to the incremental SG&A expenses for EquipmentOne and the effect of growing our sales team.

Our adjusted net earnings for the six months ended June 30, 2013 decreased by approximately 13% compared to the same period in 2012. Net earnings reconcile to adjusted net earnings as follows:

	Six months ended June 30,
	2013	2012
Net earnings	$44,074	$49,272
After-tax loss on excess property (1)	—	1,197

Adjusted Net Earnings	$44,074	$50,469

(1)	During the three months ended June 30, 2012, we completed the sale of our former Olympia, Washington permanent auction site

Strategy Update

Our mission is to provide compelling business solutions that enable the world’s builders to easily and confidently exchange equipment and we are pursuing the following three strategic pillars, which are designed to help us achieve our mission and our targets.

GROW our core auction business

We believe unreserved public auctions offer significant benefits over other sales channels, including certainty, fairness and transparency. We continue to focus on increasing our market share with our traditional customer groups, while simultaneously seeking to do more business with new customer groups and in new markets.

During the first half of 2013 we held the grand openings at our new auction sites in Melbourne, Australia, and Beijing, China, and broke ground on a new regional auction site in the U.S., in Manchester, New Hampshire. In addition, we continued to focus our attention on our ‘at risk’ business performance which has resulted in our relatively high Auction Revenue Rate for the second quarter and year-to-date.

ADD new business and information solutions

We intend to add new business and information solutions that will assist the world’s builders to easily and confidently exchange equipment.

In the first half of 2013 we launched Ritchie Bros. EquipmentOne. This online equipment marketplace enables us to expand our addressable market and help us meet the diverse and evolving preferences of a segment of the equipment market that we have not traditionally reached with our unreserved auctions. While we believe the opportunity is significant we expect that it will take several years to have a material impact on our overall business results.

Since EquipmentOne’s launch we have achieved higher Gross Auction Proceeds and website traffic from the first quarter to second quarter, and we believe this trend will continue as the user base and equipment listings grow. During the second quarter of 2013, we continued to implement changes to EquipmentOne to improve overall user experience and increase transaction yields.

PERFORM by building an inspired high-performance, customer-focused Ritchie Bros. team

To maintain our high standards of customer service, we employ people who we believe embody our core values, especially the value of putting our customers first. In order to grow our business we believe that we must continue to build a high performance customer focused team, particularly our sales team.

The growth in our headcount is largely the result of our ongoing recruiting efforts to expand our sales team, including Territory Managers, Regional Sales Managers (“RSMs”), and sales support staff. Our headcount statistics are presented below.

	June 30,	December 31,
	2013	2012
Full-time employees	1,450	1,376

Territory Managers & Regional Sales Managers	327	292

We have made the growth and development of our sales team a strategic focus in 2013 as we believe the previously high turnover in our sales personnel has contributed to the stagnation of Gross Auction Proceeds and auction revenues in recent periods.

During the first half of 2013 we increased the number of TMs by net 21, including net 7 additions in the second quarter, for a total of 280 TMs in our sales force as at June 30, 2013. This growth in the number of TMs represents approximately an 8% increase over the number of TMs as at December 31, 2012. In addition, we have added 14 people who directly support our TMs and RSMs since December 31, 2012, an increase of 61%.

We believe that our increased number of TMs, in conjunction with appropriate training and their placement in the appropriate markets, will lead to an improved sales team performance and an increase in Gross Auction Proceeds and auction revenues in future periods.

Operations Update

During the first half of 2013 we conducted 108 unreserved industrial auctions at locations in North America, Central America, Europe, the Middle East, Australia and Africa (first half of 2012: 109 unreserved industrial auctions). Although our auctions vary in size, our six-month average industrial auction results were as follows:

Average per industrial auction	Six months ended June 30,
	2013	2012
Gross Auction Proceeds	$16.2 million	$17.6 million
Bidder registrations	1,903	1,807
Consignments	195	197
Lots	1,366	1,339

During the first half of 2013, 89% of our Gross Auction Proceeds were attributable to auctions held at our permanent auction sites and regional auction sites (first half of 2012: 86%).

Key industrial auction metrics

Our key industrial auction metrics for the first half of 2013 and 2012 are shown below:

Totals per key industrial auction metric	Six months ended June 30,
	2013	2012
Consignments	21,050	21,450
Bidder registrations	205,500	197,000
Buyers	51,100	50,000
Lots	147,500	146,000

For a breakdown of these key industrial auction metrics by month, please refer to our website www.rbauction.com. None of the information in our website is incorporated by reference into this document by this or any other reference.

Online bidding statistics

We sold over $720 million of equipment, trucks and other assets to online bidders through our online auction bidding technology during the first half of 2013, representing an 8% increase compared to over $669 million in the same period in 2012. Online participation at our auctions continues to grow as buyers become more comfortable with our bidding technology and utilize the online tools and services we provide.

Website statistics

The increase in our online presence was also demonstrated by a 35% increase in unique visitors to our website www.rbauction.com during the first half of 2013 compared to the first half of 2012.

Total unique rbauction.com visitors	Six months ended June 30,
	2013	2012
Unique visitors	3.5 million	2.6 million

Summary of Quarterly Results (Unaudited)

	Q2 2013	Q1 2013	Q4 2012	Q3 2012
Gross Auction Proceeds(2),(4)	$1,072,942	$845,353	$1,000,413	$848,536
Auction revenues	$128,322	$102,058	$117,140	$92,326
Net earnings	30,028	14,046	22,103	8,171
Adjusted net earnings(2),(3)	30,028	14,046	22,399	9,682
Net earnings per share, basic	$0.28	$0.13	$0.21	$0.08
Net earnings per share, diluted	0.28	0.13	0.21	0.08
Adjusted Net Earnings per share, diluted(2),(3)	0.28	0.13	0.21	0.09

	Q2 2012	Q1 2012	Q4 2011	Q3 2011
Gross Auction Proceeds(2),(4)	$1,194,536	$864,506	$1,039,790	$673,362
Auction revenues	$127,213	$101,276	$113,403	$79,709
Net earnings	31,303	17,969	26,767	6,533
Adjusted net earnings(2),(3)	32,500	17,969	26,767	6,533
Net earnings per share, basic	$0.29	$0.17	$0.25	$0.06
Net earnings per share, diluted	0.29	0.17	0.25	0.06
Adjusted Net Earnings per share, diluted(2),(3)	0.30	0.17	0.25	0.06

(2) to (4) Refer to Second Quarter Update above for more information by line item.

Gross Auction Proceeds and auction revenues are affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing our business, the number and size of auctions and, as a result, our Gross Auction Proceeds and auction revenues, are likely to vary more dramatically from period to period compared to our established markets, where the number, size and frequency of our auctions are more consistent.

Because of these seasonal and period-to-period variations, we believe that our Gross Auction Proceeds, auction revenues and net earnings are best compared on an annual basis or a year-over-year basis.

Outstanding Share Data

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On August 1, 2013 we had 106,824,233 common shares issued and outstanding and stock options outstanding to purchase a total of 4,188,966 common shares.

Liquidity and Capital Resources

	June 30,	December 31,
	2013	2012	% Change
Working capital	$73,800	$96,053	(23%)

Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. Our working capital decreased during the first half of 2013 primarily as a result of having reclassified approximately $45 million in term loans to current borrowings from non-current borrowings as a result of management’s intention to repay these loans within twelve months from the balance sheet date. This reduction in working capital was offset partially by cash generated through our operating activities.

At June 30, 2013, we had $90 million of short-term debt, which consisted of borrowings under our revolving credit facilities with a weighted-average annual interest rate of 2.5%. The remaining available borrowings under our credit facilities totalled $312 million, including a $106 million three-year uncommitted, non-revolving credit facility expiring in November 2014, and a $105 million five-year committed credit facility expiring in May 2018.

We believe our existing working capital and availability under our credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth, such as property acquisitions and development and the launch of complementary business solutions.

Cash Flows

	Six months ended June 30,
Cash provided by (used in):	2013	2012	% Change
Operating activities	$146,381	$107,655	36%

Investing activities	(24,335)	(85,815)	72%

Financing activities	(17,339)	73,989	(123%)

Effect of changes in foreign currency rates	(10,013)	(2,016)	(397%)

Net increase in cash and cash equivalents	$94,694	$93,813	1%

Our cash provided by operations can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Property, plant and equipment and intangible asset additions were $26.3 million for the first half of 2013, a decrease compared to $34.5 million in the same period in 2012. We anticipate our capital expenditures to be in the range of $60 million to $70 million for 2013. Our capital expenditures for the first half of 2013 related primarily to the development of our auction sites in Melbourne, Australia and Beijing, China, and our information system enhancements.

We declared and paid regular cash dividends of $0.1225 for each of the quarters ended June 30, 2012, September 30, 2012, December 31, 2012, and March 31, 2013. We have declared, but not yet paid, dividends of $0.1300 per share for the quarter ended June 30, 2013.

Total dividend payments during the first half of 2013 were $26.1 million compared to total dividend payments of $23.9 million during the equivalent period in 2012. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

Long-term Debt and Credit Facilities

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amounts. As at June 30, 2013, we had outstanding fixed rate and floating rate long-term debt bearing annual interest rates ranging from 2.2% to 6.4% (with a weighted-average annual interest rate of 4.5%). We were in compliance with all financial and other covenants applicable to our credit facilities.

Future scheduled interest payments over the next five years relating to our long term debt outstanding as at June 30, 2013 were as follows:

	Scheduled interest payments
	6 months in 2013	In 2014	In 2015	In 2016	In 2017	Thereafter
Interest payments on long-term debt	$3,370	$6,740	$6,740	$4,352	$3,097	$10,966

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the US dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future. For the six months ended June 30, 2013, the proportion of revenues earned and operating costs denominated in currencies other than the US dollar did not change significantly compared to previous reporting periods.

We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio. As at June 30, 2013 we had a total of $29.1 million (December 31, 2012: $30.0 million) in revolving loans bearing floating rates of interest.

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs that could be material.

Critical Accounting Policies and Estimates

There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2012, which is included in our 2012 Annual Report.

Changes in Accounting Policies

On January 1, 2013, we adopted the following new and revised applicable International Financial Reporting Standards, along with related amendments. These changes were made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated financial statements

IFRS 11, Joint arrangements

IFRS 12, Disclosure of interest in other entities

IFRS 13, Fair value measurement

Amendments to IFRS 7, Financial instruments: disclosures

Amendments to IAS 1, Presentation of financial statements

Amendments to IAS 27, Separate financial statements

Amendments to IAS 28, Investments in associates and joint ventures

Our adoption of these standards, excluding amendments to IAS 1, did not result in any change to the Company’s accounting or disclosure. IAS 1 was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially re-classifiable to profit or loss subsequently. As a result of adopting this standard, we recognized a presentation change in our Condensed Consolidated Statement of Comprehensive Income. This change did not result in any adjustments to other comprehensive income or comprehensive income.

Other than our adoption of the standards and amendments described above, there have been no significant changes in our accounting policies during the six months ended June 30, 2013.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. There has been no change in our internal control over financial reporting during the six months ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. The risks and uncertainties described below are a partial summary of the key risks we face. Holders of our common shares should consider these risks in addition to the more extensive list of risks and uncertainties we face that is included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012, which is included in our 2012 Annual Report on Form 40-F, and also in our AIF for the year-ended December 31, 2012, which are filed on SEDAR at www.sedar.com or on EDGAR at www.edgar.com.

Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of these risks actually occur, our business, results of operations and financial condition would suffer.

We may have difficulties sustaining and managing our growth.

One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth.

For us to grow our business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;

•	successfully executing the realignment of our sales and operations teams;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•

establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, our growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

In our auction business, we continue to pursue a long-term growth strategy that contemplates investments, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful in maintaining or growing our Gross Auction Proceeds and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of Gross Auction Proceeds growth. There can be no assurances that our Gross Auction Proceeds and auction revenues will be maintained or grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

We are investing in an ecommerce marketplace, EquipmentOne, with no guarantee of long-term returns.

In 2012 we acquired an ecommerce marketplace through the acquisition of AssetNation LLC and its subsidiaries. We are utilizing the expertise and technology of AssetNation to develop Ritchie Bros. EquipmentOne, a new marketplace that involves technology and ecommerce. Success in this marketplace is dependent on our ability to attract, retain and engage buyers and sellers of used equipment; the volume of transactions; the volume and price of equipment listed; customer service; and brand recognition. Because this is a new business it may take us longer than expected to realize the anticipated benefits, and those benefits may ultimately be lesser than anticipated or may not be realized at all, which could adversely affect our business and operating results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED
(Registrant)

Date: August 6, 2013	By:	/S/ DARREN WATT
Darren Watt,
Corporate Secretary